UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/C
(Rule 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES ACT OF 1934

NATIONAL GRID TRANSCO PLC
(Name of Subject Company (Issuer))

NATIONAL GRID TRANSCO PLC
(Name of Filing Persons (Offeror))

American Depositary Shares, each representing five ordinary shares of 10 pence each
(Title of Class of Securities)

American Depositary Shares (636274102)
(CUSIP Number of Class of Securities)

United Kingdom (State or other jurisdiction of incorporation or organization)	98-0367158 (I.R.S. Employer Identification Number)

Helen Mahy
National Grid Transco plc
1-3 Strand, London
WC2N 5EH England
Tel: 011-44-20-7004-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Lawrence J. Reilly
National Grid USA
25 Research Drive
Westborough, MA 01582
Tel: 1-508-389-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to
Lawrence Vranka, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
England
+44 20 7456 2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

Not applicable	Not applicable

(1)
No filing fee is required pursuant to General Instruction D of Schedule TO.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Field:
☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

National Grid USA

Lydia M. Pastuszek
Senior Vice President

April 25, 2005

Re: NGG ADR Transactions

Dear Fellow Employee,

        If you own company stock through the Incentive Thrift 401(k) retirement savings plan, I want to tell you about an upcoming change. Specifically, the mix of shares and cash you hold in the 401(k) plan will change after the anticipated sales of four of the company's gas distribution networks in the U.K. this summer.

        National Grid Transco has agreed to sell the four networks for £5.8 billion (approximately $10.7 billion) and will return £2 billion (approximately $3.7 billion) of that amount to shareholders, both those who hold ordinary shares traded on the London Stock Exchange (symbol: NGT) and those who hold ADRs sold on the New York Stock Exchange (symbol: NGG). The shares you own through the 401(k) plan are in the form of ADRs. The company is planning to return £3.25 (approximately $6.00) per NGG ADR.

        During the same time-frame as the return of cash transaction to shareholders, National Grid Transco will reduce the number of ordinary shares and ADRs in circulation to help ensure the stock price stays roughly the same, subject to normal market movements. (At the close of business on April 20, 2005, the NGG ADR price was $47.80 per ADR.) If the company simply returned $6.00 per ADR without reducing the number of ADRs, then the value of each ADR would probably fall by $6.00. The reduction in ADRs in circulation is known as a share capital consolidation or reverse stock split. It is achieved by replacing existing ADRs with fewer new ADRs.

        It is expected that the return of cash and ADR reverse stock split will be completed in August, following completion of the sales of the gas distribution networks.

        What does all this mean for you as an employee who holds company shares through the 401(k) plan? We expect the following will happen:

  •
  The value of your investment immediately following the transactions should remain roughly the same as immediately prior to the transactions (see example). Instead of being held solely in the form of NGG ADRs, however, your investment will be held in fewer ADRs plus cash. The cash will automatically be invested in accordance with your then current contribution election. If no contribution election is in effect at the time, the cash will automatically be invested in the T. Rowe Price Stable Value Fund. In either case you may reallocate the invested cash after posting by T. Rowe Price if you so choose.

  •
  You won't need to do anything. The 401(k) plan administrator will handle the transactions on behalf of all plan participants.

  •
  The transactions will not impact your tax position since investment transactions within the 401(k) plan are tax deferred.

  •
  The transactions do not affect any other investments you hold in your 401(k) plan account.

        More information about the return of cash to people who hold ADRs through the 401(k) plan will be provided in the summer.

        You may also hold National Grid Transco shares or ADRs outside of the 401(k) plan or other company-sponsored plan. If so, you will receive more information via a shareholder mailing expected to take place in the summer.

/s/ Lydia Pastuszek

Lydia Pastuszek
Senior Vice President, Human Resources

Note: The U.S. dollar equivalents expressed above are based on a recent exchange rate of $1.85 per U.K. pound. Actual values will be based on the applicable exchange rate at the time the transactions take place.

        In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

Example—Incentive Thrift 401(k) Plan Participant with 10 NGG ADRs

        A 401(k) participant owns 10 NGG ADRs with a market price of $47.00 per ADR and a total market value of $470.

        Step 1:    Each ADR is entitled to a return of cash in the amount of £3.25 per ADR (approximately $6.00), making the total value of the return of cash $60.

        Step 2:    The 10 NGG ADRs are consolidated and replaced by 8.7234 new ADRs.

        Step 3:    401(k) participant receives:

Value
—8.7234 new ADRs worth $47.00 each	$410.00
—return of cash	60.00

—Total value after B share scheme	470.00

        Step 4:    $60 is automatically invested under the 401(k) participant's account at T. Rowe Price (in accordance with the participant's then current contribution election or, if no contribution election is in effect at the time, in the TRP Stable Value Fund).

        Step 5:    (Optional) 401(k) participant may reallocate the investment under Step 4 to any other available investment option in the future.

        PLEASE NOTE:    This example is for illustrative purposes only. It is unknown whether the ADR price and the ADR reverse stock split will be as shown above, because the values will depend upon a number of variables. Those variables include the actual share price of National Grid Transco's ordinary shares and the actual U.K. pound/ U.S. dollar exchange rate at the time the reverse stock split ratio is set. The example presumes that over the two month-plus period during which the transactions take place, there will be no market fluctuation in the price of ADRs or variations in the exchange rate of U.K. pounds to dollars. In fact, market fluctuation and exchange rate variations are expected to occur during the transaction period. Consequently, it is unlikely that the actual resulting total value will equal the participant's starting value.

April 22, 2005

Dear Fellow Executive,

        As you know, last summer National Grid Transco agreed to sell four U.K. gas distribution networks for £5.8 billion (approximately $10.7 billion). It further announced that after the sale of the networks it would return £2 billion (approximately $3.7 billion) of the sale amount to shareholders, both those who hold ordinary shares traded on the London Stock Exchange (symbol: NGT) and those who hold ADRs traded on the New York Stock Exchange (symbol: NGG). The sale of the gas distribution networks is expected to conclude early this summer, and will be followed by the return of cash transaction, expected to be in August.

        Separate communications describing the transaction will be distributed to U.S. and U.K. employees beginning today (see below). The documents describe how the return of cash transaction (called the "B Share" scheme) is expected to impact employee shareholders under various National Grid Transco company (U.K. and U.S.) compensation/benefit arrangements. Also described in the communications is a share consolidation transaction (generally referred to in the U.S. as a reverse stock split) that will occur during the same time-frame as the B Share scheme. The two communications are:

          1.     A letter from Pat Fulker, Group Director of Human Resources, and accompanying document describing the impacts of the B Share scheme and reverse stock split on U.K. sponsored employee arrangements. This communication is being mailed to U.K. employees at home beginning today and will appear on the National Grid Transco Web site accessible through Infonet on Monday.

          2.     A letter to participants in the National Grid USA Companies' Incentive Thrift Plans (401k plans) describing the anticipated impacts of the B Share scheme and reverse stock split on holders of NGG ADRs under the 401(k) plans. This communication will be e-mailed to U.S. employees and posted on Infonet Monday morning, and will be mailed to all plan participants' homes by T. Rowe Price late next week.

        Also attached for your information are the following:

  •
  A description of how the B Share and reverse stock split transactions will impact certain U.S.- based executive arrangements; and

  •
  A general description of the B Share and reverse stock split transactions (particularly applicable to so-called "street" holders of NGG ADRs—shares held outside of company plans) and an example transaction.

        More information will be provided to shareholders, including employee shareholders, as completion of the sale of the gas distribution networks approaches.

Lydia Pastuszek
Senior Vice President, Human Resources

        In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

B Share Scheme and Share Consolidation (Reverse Stock Split)
Transaction Impacts on National Grid USA Company Arrangements
(other than Thrift (401k) Plans)

U.S. Executive Incentive Compensation Plans I and II

        In the event bonuses become payable under ICP I or II in June, eligible executives will receive a portion of their award in NGG ADRs. Executives who elected to defer that share award under the terms of the Deferred Compensation Plan should refer to the Deferred Compensation Plan section below. For any executive who receives her or his award in NGG ADRs directly (through a brokerage account), if the executive continues to own those shares (or shares from prior awards) as of the date the transactions occur, he or she will have the same election opportunities as any other "street" holder of NGG ADRs. A brief description of those options is included in the attached write-up entitled "General B Share Scheme and Share Consolidation (Reverse Stock Split) Information."

U.S. Executive Deferred Compensation Plan

        NGG ADRs credited under the Deferred Compensation Plan are maintained on a book entry, phantom basis. The B Share and share capital consolidation (reverse stock split) transactions may impact the resulting number of phantom NGG ADRs credited to a participant under the plan. The participant has no election rights relative to the transactions. The transactions will result in book entry adjustments only.

Niagara Mohawk SARs

        Niagara Mohawk SARs have been converted to SARs that track NGG ADRs. Neither the number of SARs nor the strike price will be impacted by the B Share and reverse stock split transactions.

U.K. Option Schemes and Performance Share Plans

        Options—Neither the number of share options nor the strike price for outstanding options will be impacted by the transactions.

        Performance Shares—Neither the number of outstanding performance shares attributable to eligible executives nor operation of performance/payout measurements will be impacted by the transactions.

Incentive Thrift (401k) Plans

        A description of anticipated transaction impacts on NGG ADRs held under the 401(k) plans is included in a separate write-up available on Infonet.

        In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

General B Share Scheme and Share Consolidation (Reverse Stock Split) Information

The B Share Scheme

        B Share schemes are relatively complex. The different alternatives available under the B Share transaction have different tax consequences for U.K. taxpayers. The alternatives do not, however, provide the same differing tax treatment under U.S. tax laws. U.S. taxpayers who hold ordinary shares or NGG ADRs outright (not under a tax deferred arrangement such as a 401(k) plan) will experience a tax event upon the issuance of B Shares. U.S. tax implications will be described in transaction materials expected to be distributed to shareholders in the summer.

        To facilitate the return of cash, all shareholders will receive one B Share for every existing ordinary share that they own. NGG ADR holders will receive 5 B Shares for every ADR they own since each ADR represents 5 ordinary shares. Shareholders (other than those who hold shares directly through a National Grid USA company employee compensation/benefit program) will then be able to choose:

  1.
  to receive a single dividend on their B Shares, following which they will cease to hold B Shares; or

  2.
  to have their B Shares purchased for cash, following which their B Shares will be cancelled (see example); or

  3.
  to retain their B Shares, with the opportunity to sell them at certain dates in the following two years.

        The return of cash will be 65 pence per B Share, resulting in £3.25 per ADR (approximately $6.00). The value received will be the same whether paid as a dividend or by purchase of the B Share.

        Note:    The U.S. dollar equivalents represented in this section, as well as those noted under the Share Consolidation section below, are based on a recent exchange rate of $1.85 per U.K. pound. Actual values will be based on the applicable exchange rate at the time the transactions take place.

Share Consolidation (Reverse Stock Split)

        The share consolidation (also referred to as a reverse stock split) reduces the number of ordinary shares (and ADRs) to a level designed to keep the share price roughly the same after the B Share scheme as it was before (subject to normal market movements). If National Grid Transco simply returned 65 pence per share ($6.00 per ADR) without reducing the number of ordinary shares (and ADRs) in issue, then the value of each remaining ordinary share (and ADR) would be expected to fall by 65 pence per share ($6.00 per ADR).

        The reverse stock split will apply in equal proportion to all shareholders with the result that, while each shareholder will own fewer ordinary shares or ADRs in National Grid Transco, each shareholder will still own the same proportion of National Grid Transco as he or she did before.

        A reverse stock split is a common mechanism used by U.K. companies to make a large return of cash to its shareholders. Two notable U.K. companies, Centrica and Sainsbury, implemented a reverse stock split when they returned cash to shareholders recently. Further, National Grid Transco shares were consolidated when it paid a special dividend in 1998.

Timing

        A circular detailing the B Share scheme, reverse stock split and timetable must be sent to shareholders, and a shareholder meeting must be arranged to approve the return of cash before it can be implemented. In addition, a special Supplemental U.S. Memorandum will be distributed to all U.S. shareholders, including holders of ADRs, which will include U.S. federal tax information specifically tailored to U.S. tax rules. Subject to completion of the sale of the gas distribution networks, it is expected that the Extraordinary General Meeting seeking shareholder approval of the return of cash will be held on July 25, 2005, the same day as the Annual General Meeting, with the return of cash following in August.

        In order to receive the return of cash, shareholders will have to be on the register of shareholders on the qualifying date (known as the record date). The record date is expected to be shortly after the Extraordinary General Meeting. The specific date will be announced in the summer.

Further Employee Communications

        Employees will receive more information at the same time as the circular and U.S. Supplemental Memorandum are distributed detailing the impacts of the B Share scheme and reverse stock split transactions on the employee share schemes in which they participate. The letters will set out the choices available to employees (where applicable), the expected tax consequences of each choice and any action they must take.

        In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

Example—U.S. "Street" Holder of NGG ADRs (not under a company plan)

        A shareholder of 1,000 NGG ADRs with a market price of $48.00 each and a total market value of $48,000.

        Step 1:    5,000 B Shares are created in the name of the shareholder (5 B Shares for every ADR). Each shareholder is entitled to a return of cash in the amount of 65 pence (approximately $1.20) per B Share, making the total value of the return of cash $6,000.

        Step 2:    The 1,000 ADRs are consolidated and replaced by 875 new ADRs.

        Step 3:    Shareholder receives:

Value
—875 new ADRs worth $48.00 each	$42,000.00
—5,000 B Shares worth 65 pence ($1.20) each	6,000.00

—Total value after B share scheme	48,000.00

        Shareholder can then choose to:

  —
  receive £3,250.00 (approximately $6,000) by way of a single B Share dividend (shareholder would no longer hold B Shares after the dividend), or

  —
  to have the B Shares repurchased for 65 pence (£0.65) each (approximately $1.20), for a total repurchase price of $6,000, or

  —
  retain the B Shares with the opportunity to sell them at certain dates in the future and receive a fixed dividend.(1)

(1)
At a rate to be determined but, based on the level of interest rates at the date of issue of this document, this would be equivalent to an annual dividend of 3.8% on a value of 65 pence per B Share

        PLEASE NOTE:    This example is for illustrative purposes only. It is unknown whether the ADR price and the ADR reverse stock split will be as shown above, because the values will depend upon a number of variables. Those variables include the actual share price of National Grid Transco's ordinary shares and the actual U.K. pound/ U.S. dollar exchange rate at the time the reverse stock split ratio is set. The example presumes that over the two month-plus period during which the transactions take place, there will be no market fluctuation in the price of ADRs or variations in the exchange rate of U.K. pounds to dollars. In fact, market fluctuation and exchange rate variations are expected to occur during the transaction period. Consequently, it is unlikely that the actual resulting total value will equal the participant's starting value. Further, the actual ratio used to calculate the reverse stock split may result in fractional ADRs. Details on how fractions are treated will be provided in the circular and the U.S. Supplemental Memorandum to be sent to all shareholders this summer.